

August 22, 2023

Min Luo
Chief Executive Officer
Qudian Inc.
Tower A, AVIC Zijin Plaza
Siming District, Xiamen
Fujian Province 361000,
People's Republic of China

> **Re: Qudian Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38230**

Dear Min Luo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yi Gao